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Exhibit 99.1

N E W S    R E L E A S E

TALISMAN ENERGY INC.
FILES YEAR-END DISCLOSURE DOCUMENTS

CALGARY, Alberta, March 3, 2014 — Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) today filed with Canadian securities authorities:

•
Audited Consolidated Financial Statements for the year ended December 31, 2013, with related Management's Discussion and Analysis; and,

•
Annual Information Form for the year ended December 31, 2013.

In addition, Talisman filed its Form 40-F with the United States Securities and Exchange Commission for the year ended December 31, 2013.

Copies of the filed documents may be obtained through Talisman's website at www.talisman-energy.com or at www.sedar.com. To order printed copies of the filed documents free of charge, email the company at tlm@talisman-energy.com.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
Brent Anderson	Lyle McLeod
Manager, External Relations	Vice-President, Investor Relations
Phone: 403-237-1912	Phone: 403-767-5732
Email: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

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  Exhibit 99.1
TALISMAN ENERGY INC. FILES YEAR-END DISCLOSURE DOCUMENTS